

October 11, 2013

Via Facsimile
Mr. William T. Hull
Chief Financial Officer
RTI International Metals, Inc.
Westpointe Corporate Center One, 5th Floor
1550 Coraopolis Heights Road
Pittsburgh, PA 15108-2973

> **Re: RTI International Metals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 22, 2013**
> **File No. 1-14437**

Dear Mr. Hull:

We have reviewed your response letter dated August 30, 2013 and have the following comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 8. Financial Statements and Supplementary Data, page 37

Note 5 – Income Taxes, page 60

1. We note your response to prior comment two from our letter dated August 16, 2013 as well as other supplemental information you furnished regarding your Canadian subsidiary's deferred tax assets and have the following additional comments.

   - It appears to us that your response focuses on your current determination and assumptions as to whether a tax valuation allowance is required. Please more fully address the positive evidence you considered at each annual balance sheet date beginning December 31, 2008 that supported your conclusion that a tax valuation allowance was not required given the significant negative evidence of cumulative historical losses in excess of three years. Your response also should specifically address the negative evidence during each fiscal year, such as the repeated delays in the production schedule for the Dreamliner, as well as the reasons for another year of net operating loss.

   - We note the schedule of actual and forecasted production and operating results provided on page 3 of your response letter, including estimated amounts for each quarter of 2013. Please provide us the actual number of ship-sets delivered and the actual pre-tax income (loss) generated by your Canadian subsidiary during each of the first three quarters of 2013. Additionally, please provide us any revisions or updates of the projections you previously provided for forecasted deliveries and pre-tax income (loss) for the fourth quarter of 2013 and any subsequent period.

- Please reconcile your disclosure that forecasted pre-tax income related to your Canadian subsidiary is expected to be $81.9 million on page 3 of your response letter with your disclosure of forecasted pre-tax income, excluding any potential extensions, of $50 million on page 6 of your response letter. Please also reconcile these amounts with your disclosure of forecasted pre-tax income, including estimated extensions, of $420 million on page 6 of your response letter, specifically as it relates to the significant anticipated margin improvements that appear to be included in your projections.

- Please supplementally provide us a schedule that shows your previous projections of production and pre-tax income (loss) as of each annual balance sheet date and currently, from the inception of the Boeing contract through 2013, and how the projections compared to your actual results. Include in your response the number of Dreamliner planes Boeing had in backlog at each earlier balance sheet date, and your basis for assuming after a start-up period a full capacity production rate of 10 per month throughout the term of the contract and beyond. We note that the current 850 Dreamliners in backlog is not sufficient to assure full production to December 31, 2021. In addition, please tell us how your future projections have been impacted by your historical results.

- We note in your 2011 RTI Claro Deferred Tax Asset Realization Memorandum, you refer to a tax planning strategy whereby you indicated that you had the ability to convert $129.3 million of intercompany debt to equity and accelerate the use of net operating losses by eliminating $75 million of interest expense. We also note that this tax planning strategy does not appear in your 2012 RTI Claro Deferred Tax Asset Realization Memorandum or in your response letters. Please tell us if this is still a viable tax planning strategy or whether, and how, this strategy has changed. To the extent that this tax strategy remains, please provide us additional information regarding your intercompany debt and related interest expense, including if it is included in your current projections, and, if so, what changes in the level of intercompany debt and interest expense are projected.

- Please provide us additional information regarding the terms of your contract with Boeing to be the single source supplier for the PAX Floor Pi Box Seat Track, including production and pricing provisions. In your response letters, you indicate that delays have had the "effect of pushing the profit that is embedded within the Boeing contract into later periods than originally anticipated" and you imply you are assured of contract profitability. Please explain to us the contract provisions that you believe ensure profitability, and the basis for your assumptions that it will be sufficient to generate pre-tax income for the Canadian subsidiary. Please also address your expectations regarding a contract extension beyond 2021, including your success rate relative to other contract extensions with Boeing.

- Please tell us if and how your projections of pre-tax income through 2032 would be impacted if you are no longer the single source supplier for the PAX Floor Pi Box Seat Track after the contract with Boeing terminates in 2021.

- To the extent pre-tax income is expected to be generated from contracts other than Boeing PAX Floor Pi Box Seat Track contract during the projection period, please provide us with additional information about those contracts and how they are expected to add to projected pre-tax income.

- We note in your 2012 RTI Claro Deferred Tax Asset Realization Memorandum, you refer to realistic forecasting methods based on your forecast for 2012. With the anticipated ramp-up to full production and given the delays you have previously experienced in your production schedule, please explain to us why you believe your projections for a 20 year period, assuming full production during and subsequent to the term of the Boeing contract, have a reasonable basis based on your historical performance under the contract. Your response should address any sensitivity analysis performed around your projections. Also, tell us whether a 20 year projection period is the normal period the company as a whole uses for other planning and budgeting purposes.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief

cc: Jennifer R. Minter, Esq.
        Buchanan Ingersoll & Rooney PC